Clara Kang Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-3736 Tel thecapitalgroup.com

October 6, 2020

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds U.S. Government Money Market Fund (the “Fund”)
File Nos. 333-157162 and 811-22277

Dear Mr. Cowan:

This letter is in response to the written comments you provided on September 22, 2020 to the Fund’s Post-Effective Amendment No. 36 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 38 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Fund registered its new Class ABLE-F-2 shares. We appreciate your prompt response to the filing. Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on October 30, 2020 (the “Amendment”).

Summary Prospectus

A.	Principal risks

  Please update the risk factor titled “Interest rate risk” in light of impact of COVID-19. Disclose that interest rates are at historic lows and the impact of such low interest rates on the fund’s investments in government securities.

Response: We have updated the disclosure to address this comment, as follows:

Interest rate risk — The values and liquidity of the securities held by the fund may be affected by changing interest rates. For example, the values of these securities may decline when interest rates rise and increase when interest rates fall. Longer maturity debt securities generally have greater sensitivity to changes in interest rates and may be subject to greater price fluctuations than shorter maturity debt securities. The fund may invest in variable and floating rate securities. When the fund holds variable or floating rate securities, a decrease in market interest rates will adversely affect the income received from such securities and the net asset value of the fund’s shares. Although the values of such securities are generally less sensitive to interest rate changes than those of other debt securities, the value of variable and floating rate securities may decline if their interest rates do not rise as quickly, or as much, as market interest rates. Conversely, floating rate securities will not generally increase in value if interest rates decline. During periods of extremely low short-term interest rates, the fund may not be able to maintain a positive yield and, given the current low interest rate environment, risks associated with rising rates are currently heightened.

  Please confirm if investments in variable and floating rate securities are a principal strategy of the fund, and whether the expected discontinuation of LIBOR is a principal risk of investing in the fund.

Response: We hereby confirm that investments in variable and floating rate securities are not a principal strategy of the fund. Risk disclosure regarding these types of securities appears as part of the disclosure on interest rate risk, which is a principal risk of investing in the fund. We further confirm that the expected discontinuation of LIBOR is not a principal risk of investing in the fund.

B.	Investment results

  Please add disclosure that performance for the new class, Class ABLE-F-2, will be added after the completion of one calendar year, and that performance for this share class would be the same as other share classes since it invests in the same securities. Please also add disclosure that if expenses of the Class ABLE-F-2 shares are higher, then performance would be lower.

Response: We have updated the disclosure to address this comment, as follows:

Investment results – The following bar chart shows how the fund’s investment results have varied from year to year, and the following table shows how the fund’s average annual total returns for various periods compare with a broad measure of securities market results and other applicable measures of market results. This information provides some indication of the risks of investing in the fund. The Lipper U.S. Government Money Market Funds Average includes the fund and other funds that disclose investment objectives and/or strategies reasonably comparable to those of the fund. Prior to April 1, 2016, the fund operated as a prime money market fund and may have invested in certain types of securities that the fund is no longer permitted to hold. Consequently, the results information below may have been different if the current investment limitations had been in effect during the period prior to the fund’s conversion to a government money market fund. Investment results for Class ABLE-F-2 shares will be shown after this share class has had annual returns for at least one calendar year. Class ABLE-F-2 shares will invest in the same securities as the other share classes of the fund but its results may vary from that of other share classes based on its fees and expenses. If expenses of the Class ABLE-F-2 shares are higher, then results would be lower. Past investment results are not predictive of future investment results. Updated information on the fund’s investment results can be obtained by visiting capitalgroup.com.

Statutory Prospectus

A.	Sales charges; Sales charge waiver

  Please explain the inclusion of the disclosure beginning with the paragraph captioned “Other sales charge waivers” in the filing pursuant to 485(a) when such disclosure does not appear to relate to Class ABLE-F-2 shares. In addition, please reconcile this disclosure with the Fund’s “Shareholder fees” table, which provides that the Fund imposes no front-end sales loads on purchases of shares. Finally, clarify the reference to a “self-clearing broker-dealer firm” in this disclosure.

Response: First, the above referenced disclosure regarding other sales charge waivers was added to the Fund’s prospectus dated December 1, 2019 through a prospectus supplement dated June 30, 2020. The disclosure describes certain changes made with respect to the Fund’s share class pricing in connection with the implementation of the U.S. Securities and Exchange Commission (SEC)’s Regulation Best Interest in order to better align with industry trends and to lower costs to investors. While not related to the Class ABLE-F-2 shares, the above referenced disclosure is reflected in the Fund’s filing pursuant to Rule 485(a) as it is part of the current prospectus.

Second, although the Fund imposes no front-end sales charges on purchases of shares, exchanges of shares of the Fund initially purchased without a sales charge to shares of another American Fund will be subject to the appropriate sales charge applicable to the other fund. Accordingly, the disclosures in the section titled “Sales charge waivers” appropriately detail front-end sales charge waivers and discounts for the benefit of the Fund’s holders, many of whom exchange their holdings in the Fund for positions in other American Funds.

Third, with respect to self-clearing broker dealer firms, please refer to the below excerpt from the above referenced disclosure:

“A self-clearing broker-dealer firm is a firm that holds some or all of the assets in your account, executes trades for the assets held on its platform internally rather than through the fund’s transfer agent or a third-party clearing firm and provides account statements and tax reporting to you. The largest broker-dealer firms are typically self-clearing.”

The Appendix to the Fund’s prospectus includes disclosures specific to a number of self-clearing broker-dealer firms such as Merrill Lynch, Pierce, Fenner & Smith, Morgan Stanley Wealth Management, Raymond James and Ameriprise Financial.

B.	Financial Highlights

  Please confirm supplementally that the “Financial Highlights” table will be updated with information pertaining to the most recent semi-annual fiscal period of the Fund.

Response: We hereby confirm supplementally that the Fund’s “Financial Highlights” table will be updated with information pertaining to the most recent semi-annual fiscal period of the Fund ended March 31, 2020.

C.	Appendix

  The Fund’s “Shareholder fees” table provides that the Fund imposes no front-end sales loads on purchases of shares. Please reconcile this disclosure with the inclusion of an appendix that details the availability of certain front-end sales charge waivers and discounts. If appropriate, please revise the appendix disclosure to include only contingent deferred sales charge waivers that are unique to the referenced intermediaries.

Response: As noted in our response to Item 4 above, although the Fund imposes no front-end sales charges on purchases of shares, exchanges of shares of the Fund initially purchased without a sales charge to shares of another American Fund will be subject to the appropriate sales charge applicable to the other fund. That being the case, the appendix appropriately details front-end sales charge waivers and discounts for the benefit of the Fund’s holders, many of whom exchange their holdings in the Fund for positions in other American Funds. To that end, please see the underlined language below from the narrative introduction to the Fund’s “Shareholder fees” table that includes a reference to the appendix:

Fees and expenses of the fund This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. In addition to the fees and expenses described below, you may also be required to pay brokerage commissions on purchases and sales of Class F-2 or F-3 shares of the fund. Upon selling shares of the fund or exchanging those shares for shares of other American Funds, you may qualify for certain sales charge discounts. More information about these and other discounts is available from your financial professional and in the sales charge waiver appendix to this prospectus.

  Please define the term “same fund family” throughout each intermediary disclosure in the appendix. In addition, consider defining the term “employee-related accounts” as used in the intermediary disclosure for Morgan Stanley to the extent such term is defined in Morgan Stanley’s account-linking rules.

Response: The terms “same fund family” and “employee-related accounts,” as those terms are used in the appendix, are defined by the respective intermediaries in their own sales charge waiver policies. How those terms are used and defined across intermediaries may differ. To avoid undue investor confusion, the narrative introduction to the appendix disclosure provides the following:

Please contact the applicable intermediary with any questions regarding how the intermediary applies the policies described below and to ensure that you understand what steps you must take to qualify for any available waivers or discounts.

Statement of Additional Information (SAI)

A.	Description of certain securities, investment techniques and risks

  Please incorporate the last two paragraphs of the risk disclosure captioned “Market conditions” into the principal risk disclosure captioned “Market conditions” in the summary prospectus as well as the statutory prospectus.

Response: Consistent with the Commission’s guidance on layered disclosure, the risk disclosure in the SAI captioned “Market conditions” is intended to be supplementary and more detailed than the risk disclosures captioned “Market conditions” in the summary prospectus and statutory prospectus. That said, we have updated the risk disclosure captioned “Market conditions” in the summary prospectus and statutory prospectus to address this comment, as follows:

Market conditions — The prices of, and the income generated by, the securities held by the fund may decline – sometimes rapidly or unpredictably – due to various factors, including events or conditions affecting the general economy or particular industries; overall market changes; local, regional or global political, social or economic instability; governmental, governmental agency or central bank responses to economic conditions; and currency exchange rate, interest rate and commodity price fluctuations.

Economies and financial markets throughout the world are highly interconnected. Economic, financial or political events, trading and tariff arrangements, wars, terrorism, cybersecurity events, natural disasters, public health emergencies (such as the spread of infectious disease) and other circumstances in one country or region, including actions taken by governmental or quasi-governmental authorities in response to any of the foregoing, could have impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries affected, the value and liquidity of the fund’s investments may be negatively affected by developments in other countries and regions.

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Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel